

Mail Stop 3561

November 9, 2016

Sue Briley
Chief Financial Officer
Ruby Tuesday, Inc.
150 West Church Avenue,
Maryville, Tennessee 37801

> **Re: Ruby Tuesday, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed August 15, 2016**
> **File No. 001-12454**

Dear Ms. Briley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2016

Exhibit 32.2

1.   Please amend your filing to provide a revised certification that refers to your current CFO in the text of the certification. The current certification is signed by Sue Briley, however, the text refers to Jill M. Golder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure